                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     3    )*
                                             ---------

               KRAUSE'S FURNITURE, INC. (FORMERLY WORTH CORPORATION)
                  --------------------------------------------------
                                   (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.001
                  --------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                        500760 20 2
                  --------------------------------------------------
                                    (CUSIP NUMBER)
              MR. JOHN H. BARKLEY, VICE PRESIDENT, FINANCE/CONTROLLER
             %ATCO DEVELOPMENT, INC., 11777 KATY FREEWAY
              SUITE 175N, HOUSTON, TEXAS  77079
                  --------------------------------------------------
                   (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                        AUGUST 26, 1996
                  --------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP NO. 500760 20 2                                      PAGE  2  OF  9  PAGES
        -------------------                                    ---    ---


ATCO HOLDINGS, LIMITED (NO IRS I.D. NO)
- --------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NUMBER OF
    ABOVE PERSONS

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  /X/
    OF A GROUP*                             (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         WC
- --------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
         NOT APPLICABLE
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         BRITISH WEST INDIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                             ---------------------------------------------
                             7    SOLE VOTING POWER
                                                           NONE
NUMBER OF SHARES             ---------------------------------------------
BENEFICIALLY OWNED           8    SHARED VOTING POWER
BY EACH REPORTING                                          1,115,923
PERSON WITH                  ---------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                                           NONE
                             ---------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                                           1,115,923
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,115,923
- --------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.43%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              OO
         *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                     SCHEDULE 13D

CUSIP NO. 500760 20 2                                      PAGE  3  OF  9  PAGES
        -----------------------------                          ---    ---

ATCO DEVELOPMENT, INC.       74-2093337
- --------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NUMBER OF
    ABOVE PERSONS

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  /X/
    OF A GROUP*                             (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         WC
- --------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
         NOT APPLICABLE
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         TEXAS, U.S.A.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                             ---------------------------------------------
                             7    SOLE VOTING POWER
                                                           NONE
NUMBER OF SHARES             ---------------------------------------------
BENEFICIALLY OWNED           8    SHARED VOTING POWER
BY EACH REPORTING                                          283,601
PERSON WITH                  ---------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                                           NONE
                             ---------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                                           283,601
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              283,601
- --------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              NOT APPLICABLE
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.63%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              CO
         *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                     SCHEDULE 13D

CUSIP NO. 500760 20 2                                      PAGE  4  OF  9  PAGES
        -----------------------------                          ---    ---

ABDULRAHMAN A. AL-TURKI      ###-##-####
- --------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NUMBER OF
    ABOVE PERSONS

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  /X/
    OF A GROUP*                             (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         PF
- --------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
         NOT APPLICABLE
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         SAUDI ARABIA
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                             ---------------------------------------------
                             7    SOLE VOTING POWER
                                                           NONE
NUMBER OF SHARES             ---------------------------------------------
BENEFICIALLY OWNED           8    SHARED VOTING POWER
BY EACH REPORTING                                          1,115,923
PERSON WITH                  ---------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                                           NONE
                             ---------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                                           1,115,923
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,115,923
- --------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              NOT APPLICABLE
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.43%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              IN
         *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                     SCHEDULE 13D

CUSIP NO. 500760 20 2                                      PAGE  5  OF  9  PAGES
        -----------------------------                          ---    ---

KAMAL ABDELNOUR               ###-##-####
- --------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NUMBER OF
    ABOVE PERSONS

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
    OF A GROUP*                             (b) /X/

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         OO
- --------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
         NOT APPLICABLE
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                             ---------------------------------------------
                             7    SOLE VOTING POWER
                                       31,333 (WARRANTS) & 3,333 (OPTIONS)
NUMBER OF SHARES             ---------------------------------------------
BENEFICIALLY OWNED           8    SHARED VOTING POWER
BY EACH REPORTING                                     NONE
PERSON WITH                  ---------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       31,333 (WARRANTS) & 3,333 (OPTIONS)
                             ---------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                                       NONE
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              (3,333 OPTIONS & 31,333 WARRANTS)
- --------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .18
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              IN
         *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                               STATEMENT OF INFORMATION
                              FOR ATCO HOLDINGS, LIMITED
                                ATCO DEVELOPMENT, INC.
                               ABDULRAHMAN ALI AL-TURKI
                                         AND
                                   KAMAL ABDELNOUR

The following statement of information is being filed by ATCO Holdings Limited, ATCO Development, Inc., Abdulrahman A. Al-Turki, and Kamal Abdelnour pursuant to Regulation 240.13d-1 of the Securities and Exchange Act of 1934. This third amendment is being filed as the result of issuance of approximately 13,236,001 shares of common stock by issuer, purchase of 653,167 shares by reporting persons and change in number of shares issuable under warrants as a result of the issuance of the shares mentioned above.

The following changes have occurred as a result of or in conjunction with the transaction being reported on herein:

Item 1 - Security and Issuer:  No change

Item 2 - Identity and Background:

Paragraph D - Kamal Abdelnour:

Kamal Abdelnour resigned as a director of Krause's Furniture, Inc. (Issuer) effective August 26, 1996.

Mr. Kamal Abdelnour now has warrants to purchase 31,333 shares of issuer, IMC Associates having distributed previously issued warrants.

All other information in Item 2 remains unchanged.

Item 3 - Source and amount of funds and other considerations:

In connection with a recapitalization and refinancing, the Issuer, effective August 26, 1996, through a private placement, issued approximately 13,236,001 shares of common stock for a consideration of $1.00 per share.

The reporting persons participated in the private placement as follows:

  REPORTING PERSON       AMOUNT        SOURCE OF FUNDS
- --------------------    --------       ---------------

ATCO Holdings Limited   $400,000       Working Capital

ATCO Development, Inc.   100,000       Working Capital

ATCO Development, Inc.   150,000       Loan previously made to Issuer from
                                       Working Capital

ATCO Development, Inc.     3,167       Interest on Loan
                        --------

                        $653,167
                        --------
                        --------

As result of the dilution caused by the issuance of the shares previously issued warrants to purchase 11,349 (post reverse stock split) shares became warrants to purchase 31,333 shares. Kamal Abdelnour received those warrants as a distribution from IMC Associates.

Item 4 - Purpose of Transaction.

The purpose of the acquisition of all shares being reported on herein is investment.

Item 5 - Interest in Securities of Issuer:

As a result of the transaction described herein, reporting persons' interests are as follows:

(a) The aggregate number of shares of common stock, par value $.001 outstanding of Krause's Furniture, Inc. is 17,364,001.

Ownership of the reporting group is as follows:

                                            SHARES    PERCENT
                                            -------   -------

ATCO Holdings Limited for its own account   832,322    4.79%

ATCO Development, Inc. for its own account  283,601    1.63%

Abdulrahman A. Al-Turki, personally               0       0%

Kamal Abdelnour                                   0       0%
                                            -------   ------

As a group                                1,115,923    6.43%
                                          ---------   ------
                                          ---------   ------

Kamal Abdelnour owns options to purchase 3,333 shares of issuer's common stock
and warrants to purchase 31,333 shares of issuer's common stock.   Such options
and warrants are currently exercisable, however the exercise prices exceed recent market prices. Assuming conversion of Abdelnour's warrants and options, he would have sole voting and dispositive power over 34,666 shares of common stock and shared voting and dispositive power over 1,115,923 shares for a total of 1,150,589 shares representing 6.61% of the assumed shares outstanding. Mr. Abdelnour disclaims beneficial ownership of shares owned by ATCO Holdings Limited and ATCO Development, Inc. totalling 1,115,923 shares.

(b) Abdulrahman Ali Al-Turki has shared voting and dispositive power over the 1,115,923 shares listed above.

    ATCO Holdings Limited has shared voting and dispositive power over the 1,115,923 shares listed above.

    ATCO Development, Inc. has shared voting and dispositive power over the 283,601 shares held for its own account.

    Kamal Abdelnour has shared voting and dispositive power over 1,115,923 shares. Assuming conversion of his owned warrants and options, Abdelnour has sole voting and dispositive power over 34,666 shares and shared voting and dispositive power over 1,115,923 shares. Abdelnour's powers over the 1,115,923 ATCO shares result from his responsibilities as president of ATCO Development, Inc.. Abdelnour disclaims any beneficial ownership of the ATCO shares.

(c) Mr. Abdelnour's options to purchase 3,333 shares of issuer's common stock will expire on or about November 26, 1996 as a result of Mr. Abdelnour's resignation from the Board of Directors.

(d) No transaction in the class of securities that are the subject of this report and statement, except as described herein, have been effected by any of the reporting persons named herein within the last 60 days.

(e) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities that are the subject of this report.

Item 6 - Contracts, arrangements, understandings of relationships with respect to securities of the issuer:

Mr. Kamal Abdelnour resigned from the Board of Directors of issuer effective August 26, 1996.

Item 7 - Material to be filed as exhibits:  None

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                        DATE: SEPTEMBER 4, 1996
                             ------------------

              ATCO DEVELOPMENT, INC.


                        BY: /s/ JOHN H. BARKLEY
                           ---------------------------
                             John H. Barkley
                             Vice President, Finance/Controller


              ATCO HOLDINGS LIMITED


                        BY: /s/ JOHN H. BARKLEY
                           ---------------------------
                             John H. Barkley
                             Authorized Representative



              ABDULRAHMAN ALI AL-TURKI


                        BY: /s/ JOHN H. BARKLEY
                           ---------------------------
                             John H. Barkley
                             Authorized Representative


              KAMAL ABDELNOUR


                        /s/ KAMAL ABDELNOUR
                        -------------------------------

The undersigned hereby agree:

    1. that each of them is responsible for the timely filing of Form 13D and any amendments to it with regard to Krause's Furniture, Inc. plus the completeness and accuracy of the information contained in the statement and,

    2. such Form 13D identifies all of the undersigned and such Form 13D is filed on behalf of each of them.

ATCO DEVELOPMENT, INC.            ABDULRAHMAN ALI AL-TURKI


BY: /s/ JOHN H. BARKLEY, JR.      BY: /s/ JOHN H. BARKLEY, JR.
   ---------------------------       ---------------------------
   John H. Barkley, Jr.              John H. Barkley, Jr.
   Vice President of                 Authorized Representative
   Finance/Controller


ATCO HOLDINGS, LIMITED            KAMAL ABDELNOUR


BY: /s/ JOHN H. BARKLEY, JR.      /s/ KAMAL ABDELNOUR
    --------------------------    ------------------------------
    John H. Barkley, Jr.
    Authorized Representative